September 26, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Extraction Oil & Gas, LLC

Registration Statement on Form S-1
Filed September 14, 2016
File No. 333-213634

Ladies and Gentlemen:

Set forth below are the responses of Extraction Oil & Gas, LLC (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2016, with respect to Registration Statement on Form S-1, File No. 333-213634, submitted to the Commission on September 14, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we have also hand delivered three copies of this letter, as well as three copies of Amendment No. 1 marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of your corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the text of your comment or Amendment No. 1, unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Registration Statement.

Executive Compensation, page 140

Narrative Disclosure to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year-End, page 143

Long-term Incentive Compensation, page 143

Treatment of Incentive Units and RUAs in Connection with this Offering, page 145

1.                                      You disclose that Messrs. Erickson, Owens and Kelley will receive shares of common stock, with the exchange of Extraction Oil & Gas Holdings, LLC incentive units and RUAs for shares of your common stock in connection with the merger of Holdings with and into, you, as part of this offering. With respect to RUAs these officers hold in Holdings, you further disclose that a subset of the shares each officer will receive will remain subject to “continued vesting and forfeiture, as described for the 2016 RUAs above.” However, on page 144, in the first paragraph you disclose that the 2016 RUAs, while expected to vest ratably over three years, will experience accelerated vesting upon a change in control, and that this offering will constitute a change in control. Please clarify whether all of Holdings executives’ RUAs will vest upon this offering, with such equity interest in Holdings being exchanged for your shares in connection with Holdings merger with and into you, or whether certain RUAs will be subject to continued vesting and forfeiture after this offering.

RESPONSE:         We have revised our disclosures to clarify that (a) the 2016 RUAs will be subject to the same vesting schedule as all previously granted RUAs, (b) vesting under all RUAs (including the 2016 RUAs) will be accelerated in connection with the offering, and (c) all RUAs will be exchanged for shares of our common stock in connection with the merger of Holdings with and into us.  Please see pages 144 and 145.

Security Ownership of Certain Beneficial Owners and Management, page 149

2.                                      Expand footnote 7 for “Entities Affiliated with Neuberger Berman” to identify the funds and the natural person(s) having voting or investment power over those shares. See Rule 13d-3 under the Securities Exchange Act of 1934.

RESPONSE:         We have revised the Registration Statement accordingly. Please see pages 155 and 156.

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Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,

EXTRACTION OIL & GAS, LLC

		By:	/s/ Russell T. Kelley, Jr.
		Name:	Russell T. Kelley, Jr.
		Title:	Chief Financial Officer

Enclosures

cc:	Mark A. Erickson, Chairman and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.

Sean T. Wheeler, Latham & Watkins LLP

Angel Salinas, PricewaterhouseCoopers LLP